FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2009
Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of registrant’s name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant’s Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

Material Increase in Financial Income
The Registrant expects to recognize, in the third quarter of 2009, a material increase in financial income resulting mainly from the $18.5 million cash settlement of the Registrant’s arbitration claim related to its auction rate security. Prior to the third quarter of 2009, the Registrant had recognized write-downs in income in the aggregate amount of $20.2 million related to this security. This cash injection will significantly strengthen the Registrant’s cash position, which amounted to $11.8 million as of June 30, 2009.

Dividend Distribution
The Registrant’s Board of Directors today authorized the necessary steps, including applying for the requisite court approval, to enable the distribution of a cash dividend in the amount of $0.80 per share, or approximately $15 million in the aggregate. Under Israeli law, a company with insufficient retained earnings is required to obtain approval from the court for such a distribution. The Registrant expects to obtain such court approval within eight to twelve weeks, although there is no guarantee that such approval will not be delayed or denied. Prior to paying the dividend, the Registrant will issue a press release announcing the record date and distribution date.

In July 2003, the Board of Directors adopted the Registrant’s current dividend policy. The Registrant has since distributed dividends six times and intends to continue to distribute cash dividends based on factors that include its cash position and activities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 09, 2009	By Order of the Board of Directors, /s/ Monica Eisinger —————————————— Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer